

October 20, 2011

<u>Via E-mail</u>
Lynne Phillis, Controller
Iveda Solutions, Inc.
1201 South Alma School Road
Suite 8500
Mesa, Arizona 85210

> **Re: Iveda Solutions, Inc. File No. 0-53285**
> **December 31, 2010 Form 10-K Filed March 30, 2011**
> **April 30, 2011 Form 8-K/A Filed July 15, 2011**
> **June 30, 2011 Form 10-Q Filed August 15, 2011**

Dear Ms. Phillis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information and amendment or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

April 30, 2011 Form 8-K/A

1. The audit report in Exhibit 99.1 refers to the balance sheets as of December 31, 2010 and 2009, and the related statements for the <u>year</u> then ended. Please amend the Form 8-K to provide an audit report that covers both annual periods as required by Rule 8-04(3) of Regulation S-X.

June 30, 2011 Form 10-Q

2. In your next Form 10Q and future filings, please expand the disclosure in Note 7 to provide more details about the acquisition. For example, please disclose the 2011 and 2012 income and revenue milestones attendant to the Earnout Shares and disclose also the terms under which the Earnout Share payments will be adjusted if the milestones are not achieved. See ASC 805-10-50.

3. We note that the Share Exchange Agreement identifies specific intangibles acquired in the acquisition such as patents, copyrights, technology, software, software tools, know-how, processes, trade secrets, trademarks, service marks, trade names, internet domain names, other proprietary rights, MegaSys Products, licenses, MegaSys Components, and Material Contracts. We also understand that the acquired property, plant and equipment (PP&E) had an initial cost basis of approximately $250,000. It is not clear why your preliminary purchase price allocation excluded any fair value adjustment for the PP&E. It is also unclear why only 15% of the amount allocated to goodwill and intangibles was assigned to identified intangible assets. Please give us the appraisals and other fair value

documentation you used to allocate your purchase price. Alternatively, if you have made subsequent adjustments to the preliminary allocation materially increasing the amounts assigned to identified intangible assets subject to amortization and to PP&E, then please advise us about such adjustments. Compliance with ASC 805-20-25 should be clearly evident.

4. In your next 10Q and in future filings, please provided the detailed disclosures concerning intangible asset classes and amortization periods required by ASC 350-30-50.

5. In your next 10Q and in future filings, please provide the acquired revenue, earnings and supplemental pro forma disclosures required by ASC 805-10-50.

6. In your next 10Q and in future filings, please provide the reportable segment disclosures for your Iveda and your MegaSys segments pursuant to ASC 280-10. Also, please expand MD&A to separately discuss the operating results of each segment pursuant to Section 501.06.a of the Financial Reporting Codification.

7. Given the materiality of your accounts receivables to your current assets and liquidity, please expand MD&A in your next 10Q and in future filings to quantify and explain changes in your Days Sales Outstanding or receivables turnover. Explain whether the age of your receivables is consistent with the standard payment terms granted to customers. A disaggregated analysis may be necessary if the payment terms of your U.S. and foreign businesses materially differ. If the aging of your receivables portfolio has increased, then discuss the extent to which this impacted your allowance for doubtful accounts. Further, if your receivables portfolio includes amounts over 120 days old then that fact should be disclosed and your basis for asserting collectability explained. See Section 501.13.b.1 of the Financial Reporting Codification.

8. In your next 10Q and in future filings, please disclose any legal or economic factors that materially impact your ability to transfer funds between your domestic and foreign businesses. If there are any circumstances under which such transfers may be restricted or otherwise infeasible, then your liquidity disclosure in MD&A should be disaggregated to separately analyze the liquidity of your domestic and foreign businesses. See Section 501.09.b of the Financial Reporting Codification.

9. In your next 10Q and in future filings, please explain in MD&A why your cash reserves are not used to pay down your bank loans. In this regard, we note that the rate you pay on your debt substantially exceeds the return on your cash deposits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief